Exhibit 12.1

Smithfield Foods, Inc and Subsidiaries

Ratio of Earnings to Fixed Charges

(Dollars in millions)

	May 2, 1999	April 30, 2000	April 29, 2001	April 28, 2002	April 27, 2003
Earnings:
Income before income taxes	$143.4	$120.0	$357.3	$317.8	$26.3
Interest expense	40.5	71.9	89.0	94.3	94.0
Interest factor of rentals	7.2	10.0	12.1	14.1	14.1
Amortization of debt costs	0.9	0.9	1.1	1.8	2.2

Earnings as Adjusted	$192.1	$202.8	$459.5	$428.0	$136.6

Fixed Charges:
Interest expense	$40.5	$71.9	$89.0	$94.3	$94.0
Capitalized interest	2.4	3.3	2.8	1.8	2.5
Interest factor of rentals	7.2	10.0	12.1	14.1	14.1
Amortization of debt costs	0.9	0.9	1.1	1.8	2.2

Fixed Charges	$51.0	$86.1	$105.0	$112.0	$112.8

Ratio of Earnings to Fixed Charges	3.8x	2.4x	4.4x	3.8x	1.2x